Onfolio Holdings Inc.

April 25, 2022

Office of Financial Technology
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn:	Claire DeLabar, Senior Staff Accountant
Robert Littlepage, Accounting Branch Chief
Kyle Wiley, Staff Attorney
Jeff Kauten, Staff Attorney

Re:	Onfolio Holdings Inc.
Registration Statement on Form S-1
Filed April 7, 2022
File No. 333-264191

Dear Staff Members:

At the request of the U.S. Securities and Exchange Commission (the “Commission”), Onfolio Holdings Inc. (the “Company”) is providing this letter in response to the comments made in the Commission’s letter dated April 20, 2022. Your comments and the Company’s responses are set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to such terms in the Company’s Form S-1/A filed with the Commission concurrently with this letter.

Registration Statement on Form S-1

Cover Page

1.
We note your response to prior comment 1 and your statements throughout the prospectus that you do not have a principal executive office. Please revise the cover page to provide the address and phone number of your principal executive offices as required by the form and to facilitate compliance with Securities Exchange Act Rules 14a-8 and 14d-3(a)(2)(i).

Response: The disclosure on the Cover Page and other applicable sections of the prospectus been revised accordingly.

Office of Financial Technology
Division of Corporation Finance
United States Securities and Exchange Commission
April 25, 2022

Provisions in our certificate of incorporation and bylaws, page 43

2.
We note your response to prior comment 6 and prior comment 18. To the extent true, please revise paragraph four of your risk factor to clarify that your state exclusive forum provision does not apply to actions arising under the Securities Act or Exchange Act and make corresponding revisions to Section 7.06 of your bylaws.

Response: The disclosure in paragraph four of the risk factor and the text of Section 7.06 of the bylaws has been revised accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations Components of Results of Operations, page 50

3.
We note that Cost of Revenue on page 50 only pertains to product revenues and that your Cost of Revenue has increased from $14,008 to $1,073,509 and from 2% to 59% of sales from 2020 to 2021. We also note on page 52 that you incurred larger costs associated with growth in service revenue. Please expand the discussion to include a detailed description of the costs of revenues related to service revenues, including the types of costs allocated to your service revenues. Refer to Item 303 of Regulation S-K to describe any significant components of cost of revenues expenses that would be material to an understanding of your results of operations. Please revise the financial statements and MD&A narrative accordingly.

Response: We have revised our disclosures on page 50 to note the costs of our service revenue included within total Cost of Revenue and expanded our discussion of the comparison between periods.

Results of Operations, page 51

4.
Please expand the discussion of revenues and costs of revenues to address any known trends or uncertainties that have had or that are reasonably likely to have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations, pursuant to Item 303 of Regulation S-K. Please separately discuss changes in revenues due to changes in price and volume from period to period.

Response: We have revised our disclosures accordingly.

Financial Statements

Note 1 - Nature of Business and Organization, page F-7

5.
Refer to your response to previous comment 10. Please expand the disclosure to clarify that the full results of Onfolio LLC since its creation are included in the historical financial statements pursuant to ASC 805-50-45 and the transaction is recorded as though the transaction occurred at the beginning of 2020, the period of the transaction, pursuant to ASC 805-50-45-4.

Office of Financial Technology
Division of Corporation Finance
United States Securities and Exchange Commission
April 25, 2022

Response: We have revised our disclosure in Note 1 accordingly to refer to the full results of Onfolio LLC being included since its inception in 2019.

Investment in Unconsolidated Entities - Equity and Cost Method Investments, page F-7

6.
We note the revised disclosure on page 75. Please clarify in your policy disclosure how the value of the investments in the joint ventures were determined at the time of acquisition.

Response: We have revised our disclosures accordingly.

Note 2 - Summary of Significant Accounting Policies
Variable Interest Entities, page F-7

7.
Refer to your response to comment 15. Please expand the disclosure on page F-7 to include the proposed disclosure in your response regarding the detailed description of the characteristics of the joint ventures that preclude VIE accounting treatment.

Response: We have revised our disclosures accordingly.

Note 10 - Subsequent Events, page F-16

8.
Please expand the disclosure of stock options awarded subsequent to year end to disclose the amount of expense for the shares that vest immediately and the grant date fair value for 236,000 and 110,000 option grants.

Response: We have revised our disclosures accordingly.

9.
Please revise the disclosure to include disclosure of the additional 4,000 Series A Preferred Stock issued on March 28, 2022, including the per share issuance price, aggregate proceeds and whether the terms are identical to the outstanding Series A Preferred Stock.

Response: We have revised our disclosures accordingly.

Office of Financial Technology
Division of Corporation Finance
United States Securities and Exchange Commission
April 25, 2022

The following comment is previous comment 19 contained in the Commission’s February 17, 2022 letter that was inadvertently not addresses by the Company in its April 7, 2022 response letter.

General

[19].
Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: No written communications were presented to potential investors in reliance on Section 5(d) of the Securities Act.

Sincerely,

/s/Dominic Wells
Dominic Wells,
Chief Executive Officer,
Onfolio Holdings Inc.

cc:
David M. Bovi, P.A.
EF Hutton, division of Benchmark Investments, LLC
Carmel, Milazzo & Feil LLP
BF Borgers CPA PC